Exhibit 99.1

510 Burrard St, 3rd Floor
Date: May 21, 2026	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AURORA CANNABIS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual General Meeting

Record Date for Notice of Meeting :	June 15, 2026
Record Date for Voting (if applicable) :	June 15, 2026
Beneficial Ownership Determination Date :	June 15, 2026
Meeting Date :	August 07, 2026
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	05156X850	CA05156X8504

Sincerely,

Computershare

Agent for AURORA CANNABIS INC.